Exhibit (a)(1)(vii)
TO: All Employees
Today, Eagle Bancorp Montana, Inc. (Eagle) announced the launch of a modified Dutch auction tender offer to purchase up to $6 million of Eagle’s shares of common stock.
A tender offer is a way for a company to buy back shares of stock that it had previously issued. A modified Dutch auction is one form of tender offer and has four basic steps:
1.	Eagle has set the tender offer price range at not greater than $26.25 nor less than $24.00 per share.
2.
Stockholders may tender their shares by following the instructions contained in the Offer to Purchase, which was filed with the U.S. Securities and Exchange Commission today. Employee stockholders in our ESOP will receive special instructions.

3.
To tender shares, a stockholder chooses a price within the specified range at which they are willing to sell some or all of their shares. Or stockholders may choose to sell shares without choosing a price. If the stockholder does not specify a price, the stockholder is agreeing to sell at the final single purchase price within the range, which will increase the likelihood that those shares are repurchased.

4.	Eagle determines the purchase price, which will be the lowest price within the previously set range at which we can purchase up to $6 million of shares of common stock.
Eagle proposes to sell to the Opportunity Bank of Montana Employee Stock Ownership Plan (ESOP) common stock having a market value of approximately $6 million. The purchase of shares under the tender offer is intended to offset the earnings per share dilution which would otherwise result from the sale of shares by the Company to the ESOP. The ESOP will run out of shares for distribution at the end of 2021, necessitating the purchase of new shares to continue the ESOP.
The tender offer is scheduled to expire on June 22, 2021, unless extended or terminated by Eagle. If you own Eagle shares, you will receive additional communication and instructions on the tender offer.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication is for informational purposes only, is not a recommendation to buy or sell shares of Eagle Bancorp Montana, Inc. common stock, and does not constitute an offer to buy or the solicitation to sell shares of Eagle Bancorp Montana, Inc. common stock. The tender offer will be made only pursuant to the Offer to Purchase, the related Letter of Transmittal and other related materials that Eagle Bancorp Montana, Inc. filed with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS ARE URGED TO CAREFULLY READ THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE TENDER OFFER, THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Stockholders are able to obtain a free copy of the tender offer materials (including the Offer to Purchase, the related to Letter of Transmittal and other documents) that Eagle Bancorp Montana, Inc. filed with the SEC at the SEC’s website at www.sec.gov. Additional copies of these materials may be obtained for free by contacting the Information Agent, MacKenzie Partners, Inc. at 1-800-322-2885.
In addition to the Offer to Purchase, the related Letter of Transmittal and certain other documents, Eagle Bancorp Montana, Inc. files annual, quarterly and current reports and other information with the SEC. Eagle Bancorp Montana, Inc.’s filings with the SEC are also available at the SEC’s website at www.sec.gov.